Legion Capital Corporation

301 E. Pine St., Ste. 850

Orlando, Fl. 32801

(407) 986-4234

February 11, 2021

REQUEST FOR QUALIFICATION

Ms. Jessica Livingston

Mr. Donald Field

Mr. Michael Volley

Mr. Amit Pande

Re: Legion Capital Corporation – Form 1-A

File No: 024-11332

Dear Ms. and Messrs. Livingston, Field, Volley and Pande,

On behalf of Legion Capital Corporation (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Friday February 12, 2021, or as soon thereafter as is practicable. In conjunction herewith, we hereby withdraw the Request for Qualification

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Chairman and CEO